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Exhibit 99.4

QUESTIONS AND ANSWERS FOR DIGI EMPLOYEES REGARDING
ACXIOM'S OFFER TO ACQUIRE DIGITAL IMPACT

Q. Why does Acxiom want to buy Digital Impact?

A. Digital Impact has a bright future in an important growing market space. Acxiom sees on-line marketing as a growing field that will capture more and more of large companies' marketing budgets over time. Digital Impact's people, products, technology and customer relationships mean Acxiom will quickly have a strong competitive position in the market. Acxiom believes its capabilities, when added to Digital Impact's, will result in an even more robust offering. In January, Acxiom acquired SmartDM, which focuses more on mid-tier companies, a great complement to the larger-company focus of Digital Impact.

Q. Who is Acxiom?

A. Acxiom (NASDAQ: ACXM) provides data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's solutions are Customer Data Integration (CDI), technology, data, database services, IT outsourcing, consulting, analytics and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas with locations throughout the United States and Europe, and in Australia, China and Japan. In addition to being a leader in its industry, Acxiom takes great pride in having a progressive business culture where its associates can achieve their greatest potential. Acxiom has been recognized five times by Fortune magazine as one of the "100 Best Companies to Work For in America." More information can be found on Acxiom's website at www.acxiom.com.

Q. What will the acquisition mean to me?

A. We will benefit by becoming part of a larger and more diversified organization—one that has been recognized five times by Fortune magazine as one of the "100 Best Companies to Work For". Our goal will remain the same—to provide our clients with industry leading integrated digital marketing solutions. The addition of Acxiom's leading data, services and technological capabilities and over 30 years of experience in information management should only strengthen Digital Impact's offerings, ability to succeed, and your own opportunities.

Q. Will jobs be eliminated with this acquisition?

A. Eliminating jobs is not the goal of the acquisition. Acxiom wishes to buy Digital Impact because of the growth potential of our combined offerings. The combined company may identify opportunities to be more efficient, but the immediate focus will be on minimizing disruption to the business and accelerating growth.

Q. Does my retention package still apply?

A. The terms and conditions of your retention agreement still apply; they are unharmed and unchanged.

Q. Will my title change?

A. Acxiom does not have titles but rather "job role names" that describe a person's job function. Your title will remain the same but you will most likely transition you to an Acxiom job role that better describes what you do within the Acxiom enterprise some time after the acquisition.

Q. Will my salary or hourly wages change?

A. No. Following the acquisition, increases will be considered as part of Acxiom's normal performance evaluation process.

Q. Will my job functions change?

A. No, your role will stay essentially the same—though we will continue to evolve and grow our product and service offerings and your specific responsibilities will also continue to evolve.

Q. Will my reporting relationship change?

A. Our reporting structure is expected to stay the same for now. Over time it is possible that we will organize our operations differently or combine them with elements of Acxiom's organization.

Q. Will my benefits change?

A. We will migrate to the Acxiom benefit plan which is substantially similar to our plans. Blue Cross, Kaiser, Delta Dental and VSP are their vendors. We will work with them to make the transition as smooth as possible.

Q. What is Acxiom's vacation policy?

A. Acxiom has a Paid Days Off Policy which includes vacation and sick leave based on years of service. We will communicate the details as soon as appropriate. The policy complies with all state and local regulations.

Q. Will the dress code change?

A. Acxiom has a business casual dress code with jeans allowed on Fridays and special occasions.

Q. Will this mean a relocation or change in offices?

A. Not for staff in San Mateo. In New York and London where there are both Acxiom and Digital Impact offices, we will explore the feasibility of combining facilities.

Q. Does Acxiom have other operations in California?

A. Yes, Acxiom has a data compilation operation in San Diego that employs about 50 people.

Q. Will we keep the Digital Impact and MarketLeap names?

A. In the future it may make sense to change our names to reflect their position within the suite of Acxiom products and services. For now, we will retain Digital Impact and MarketLeap and their associated brand value.

Q. Can I pursue other job opportunities within Acxiom?

A. Acxiom has a policy of advertising new job openings internally as they become available. All Digital Impact employees will be eligible to apply for these positions.

Q. How is this being communicated externally?

A. A news release was issued this morning on the U.S. business wire and to targeted industry and trade publications. Acxiom hosted a conference call and webcast today at 6 a.m. Pacific to discuss the announcement. A replay of the webcast will be made available as soon as possible. Acxiom associates were alerted with a note from company leader Charles Morgan this morning. Clients and prospects will receive an email announcing the agreement as soon as possible, and we will proactively call our top clients.

Q. If I have other questions, whom should I ask?

A. Please feel free to discuss any concerns or questions with the executive team. In addition, Acxiom has created a special e-mail address to which you can direct any questions that may arise. That address is ASKACXIOM@ACXIOM.COM. This mailbox will be monitored by Acxiom communications and organizational development associates who will handle your questions in confidence and coordinate with the appropriate associates and leaders to get answers to your questions within 24 hours.

Additional Information

The tender offer contemplated by the Merger Agreement by and among Digital Impact, Inc., Acxiom Corporation and Adam Merger Corporation entered into as of March 25, 2005 has not yet commenced, and this announcement is not an offer, a solicitation or a recommendation with respect to such tender offer. We urge investors and security holders to read the following documents, when they become available, regarding the Merger Agreement and the contemplated tender offer, because they will contain important information:

•
Acxiom's Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and

•
Digital Impact's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

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  Exhibit 99.4
QUESTIONS AND ANSWERS FOR DIGI EMPLOYEES REGARDING ACXIOM'S OFFER TO ACQUIRE DIGITAL IMPACT